May 26, 2010

VIA EDGAR

Ms. Patricia Williams

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:       Nicholas Equity Income Fund, Inc. (the “Fund”)

            Registration Nos. 033-69804/811-08062

Ms. Williams:

This Post-Effective Amendment (“PEA”) No. 31 to the Fund’s Registration Statement is being filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of complying with revisions to Form N-1A adopted in Release Nos. 33-8998, IC-28584 (Jan. 13, 2009).

Pursuant to Rule 485(a)(1), the Fund anticipates that this filing will be effective on July 25, 2010,  or as soon as possible thereafter.  At or before that time, the Fund will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this registration statement.  The purpose of that filing will be to, among other things: (a) update any missing information; (b) file any updated exhibits to the Registration Statement; (c) make any changes in response to SEC comments; and (d) make any other nonmaterial changes as appropriate.

Please telephone the undersigned at (414) 272-4650 or Jason T. Thompson of Michael Best & Friedrich LLP

at (414) 277-3482 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Jeffrey T. May

Senior Vice President, Secretary and Treasurer

Cc:       Jason T. Thompson